Exhibit 99.1

So-Young Reports Unaudited First Quarter 2026 Financial Results

BEIJING, China, May 22, 2026 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the leading aesthetic treatment platform in China connecting consumers with online services and offline treatments, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Financial Highlights

•	Total revenues were RMB432.8 million (US$62.7 million1), compared with RMB297.3 million in the corresponding period of 2025. The aesthetic treatment services revenues were RMB282.4 million (US$40.9 million), compared with RMB98.8 million in the corresponding period of 2025, exceeding the high end of guidance.

•	Net loss attributable to So-Young International Inc. was RMB49.2 million (US$7.1 million), compared with net loss attributable to So-Young International Inc. of RMB33.1 million in the same period of 2025.

•	Non-GAAP net loss attributable to So-Young International Inc.[2] was RMB46.6 million (US$6.8 million), compared with non-GAAP net loss attributable to So-Young International Inc. of RMB31.5 million in the same period of 2025.

First Quarter 2026 Operational Highlights

•	The number of verified treatment visits to the branded aesthetic centers for the quarter reached approximately 148,000, compared with approximately 54,400 in the same period of 2025. The number of verified aesthetic treatments performed surpassed 325,800, compared with approximately 123,400 in the same period of 2025.

•	The number of active users, defined as those who visited branded aesthetic centers at least once during the 12-month period ended on March 31, 2026, exceeded 213,000, compared with approximately 75,700 users during the corresponding period in 2025.

•	The number of core members grew by over 11,700 during the quarter, representing an approximately 22% sequential increase. These core members contributed over 80% of aesthetic treatment services revenues, with a quarterly repurchase rate nearly 80%.

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.8980 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on March 31, 2026.

2 Non-GAAP net loss attributable to So-Young International Inc. is defined as net loss attributable to So-Young International Inc. excluding share-based compensation expenses, impairment of long-lived assets attributable to So-Young International Inc., and tax effects on non-GAAP adjustments. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

•	As of March 31, 2026, So-Young had 54 fully operational branded aesthetic centers (53 directly-operated, 1 franchised) across sixteen major cities: Beijing, Shanghai, Guangzhou, Shenzhen, Hangzhou, Chengdu, Wuhan, Chongqing, Ningbo, Changsha, Tianjin, Xi’an, Suzhou, Hefei, Kunming and Nanjing. Among them, 41 centers achieved profitability* in the first quarter of 2026. In addition, 48 centers generated positive quarterly operating cash flow* in the first quarter of 2026. The following table shows the revenues generated by So-Young aesthetic centers, categorized by their phase of development:

Phase** (Operating duration)	Number of Centers	Revenue (RMB)	Average Revenue per Center (RMB)	Average Center Age (Month)
Ramp-up (0-3 months)	11	22,948,000	2,086,000	2.1
Growth (4-12 months)	23	109,490,000	4,760,000	8.0
Maturity (over 12 months)	20	149,994,000	7,500,000	19.8

* Center-level profitability measures whether an individual aesthetic center achieved positive profit in a given period. It is calculated by deducting consumable materials costs, personnel costs, center rental expenses, center depreciation expenses, and other center-level operating costs from the company’s self-operated store revenues, before allocation of any back-office or mid-office expenses. Quarterly operating cash flow refers to total cash collected from orders less center-level operating payments in a given period, and excluding operating expense payments made by back-office or mid-office departments during the same period. Center-level profitability and quarterly operating cash flow are metrics derived from the Company's internal management accounts, which have not been audited.

** For the purposes of this table, “Phase” refers to the length of time since commencement of actual operations rather than the legal establishment or registration date of a branded aesthetic center. In cases where a center has been relocated, merged, or its team and customer base transferred to another location, the operating duration of the branded aesthetic center is calculated from the commencement date of the predecessor center’s operations. Periods during which a center is temporarily closed and not conducting external operations (e.g., due to renovation or other suspensions of business) are excluded from the calculation of operating duration. Branded aesthetic centers that have been converted to other uses or are no longer within the reporting scope are excluded from the statistics.

Management Commentary

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “Driven by our dual-engine strategy, which emphasizes scale and efficiency, our core aesthetic center business gained further traction with record-high quarterly segment revenue and improved profitability. As the medical aesthetics industry is increasingly shaped by demand for higher quality and broader accessibility, our competitive edge across the value chain positions us well to capitalize on these trends. We will continue to enhance our standardized medical delivery capabilities and expand our network at a measured pace, while reinforcing our supply chain advantages and improving operational efficiency. We are confident that these ongoing efforts will create lasting value for our users, partners, and shareholders.”

First Quarter 2026 Financial Results

Revenues

Total revenues were RMB432.8 million (US$62.7 million), an increase of 45.6% from RMB297.3 million in the same period of 2025. The increase was primarily due to business expansion of the branded aesthetic centers.

•	Aesthetic treatment services revenues were RMB282.4 million (US$40.9 million), an increase of 185.8% from RMB98.8 million in the same period of 2025. The increase was primarily due to the business expansion of the branded aesthetic centers.

•	Information and reservation services[3] revenues were RMB80.3 million (US$11.6 million), a decrease of 34.0% from RMB121.6 million in the same period of 2025. The decrease was primarily due to a decrease in the number of medical service providers subscribing to information services on So-Young’s platform.

•	Sales of medical products and maintenance services revenues were RMB57.1 million (US$8.3 million), an increase of 2.8% from RMB55.6 million in the same period of 2025, primarily due to an increase in the order volume of medical products.

•	Other services revenues were RMB12.9 million (US$1.9 million), a decrease of 39.3% from RMB21.2 million in the same period of 2025, primarily due to a decrease in revenues from insurance brokerage services.

3 Since the second quarter of 2025, in light of the better monitoring business development of branded aesthetic centers, the previous line item information, reservation services and others was separated into two line items, which are information and reservation services and other services.

The revenue generated from information and reservation services and other services for the first quarter of 2025 have also been retrospectively updated. The amount reclassified from previous line item information, reservation services and others to information and reservation services is RMB121.6 million for the first quarter of 2025.

Cost of Revenues

Cost of revenues was RMB251.0 million (US$36.4 million), an increase of 65.8% from RMB151.4 million in the first quarter of 2025. The increase was primarily due to the business expansion of the branded aesthetic centers.

•	Cost of aesthetic treatment services were RMB205.8 million (US$29.8 million), an increase of 156.4% from RMB80.3 million in the first quarter of 2025. The increase was primarily due to the business expansion of the branded aesthetic centers.

•	Cost of information and reservation services[4] were RMB6.4 million (US$0.9 million), a decrease of 72.5% from RMB23.3 million in the first quarter of 2025. The decrease was in line with the decrease in revenue generated from information and reservation services.

•	Cost of medical products sold and maintenance services were RMB30.4 million (US$4.4 million), a decrease of 0.1% from RMB30.4 million in the first quarter of 2025. The decrease was primarily due to a decrease in costs associated with the sales of medical equipment.

•	Cost of other services was RMB8.4 million (US$1.2 million), a decrease of 51.6% from RMB17.4 million in the first quarter of 2025. The decrease was primarily due to a decrease in costs associated with insurance brokerage services.

Operating Expenses

Total operating expenses were RMB239.7 million (US$34.7 million), an increase of 26.6% from RMB189.3 million in the first quarter of 2025.

•	Sales and marketing expenses were RMB130.8 million (US$19.0 million), an increase of 33.7% from RMB97.9 million in the first quarter of 2025. The increase was mainly due to the increases in expenses associated with branding and user acquisition activities and payroll costs for the branded aesthetic centers.

•	General and administrative expenses were RMB84.5 million (US$12.3 million), an increase of 42.5% from RMB59.3 million in the first quarter of 2025. The increase was primarily due to the business expansion of the branded aesthetic centers.

•	Research and development expenses were RMB24.3 million (US$3.5 million), a decrease of 24.2% from RMB32.1 million in the first quarter of 2025. The decrease was primarily attributable to improvements in staff efficiency.

Income Tax Benefits

Income tax benefits were RMB0.8 million (US$0.1 million), compared with income tax benefits of RMB1.6 million in the same period of 2025.

Net Loss Attributable to So-Young International Inc.

Net loss attributable to So-Young International Inc. was RMB49.2 million (US$7.1 million), compared with a net loss attributable to So-Young International Inc. of RMB33.1 million in the first quarter of 2025.

Non-GAAP Net Loss Attributable to So-Young International Inc.

Non-GAAP net loss attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses, was RMB46.6 million (US$6.8 million), compared with RMB31.5 million non-GAAP net loss attributable to So-Young International Inc. in the same period of 2025.

4 Since the second quarter of 2025, the previous line item cost of information, reservation services and others was separated into two line items, which are cost of information and reservation services and cost of other services. Cost of information and reservation services primarily consists of expenditures relating to operation of platform business, and the remaining cost of information, reservation services and others is reclassified into cost of other services. The cost of information and reservation services and cost of other services for the first quarter of 2025 have also been retrospectively reclassified.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were RMB0.48 (US$0.07) and RMB0.48 (US$0.07), respectively, compared with basic and diluted loss per ADS attributable to ordinary shareholders of RMB0.32 and RMB0.32, respectively, in the same period of 2025.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of March 31, 2026, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB880.0 million (US$127.6 million), compared with RMB936.4 million as of December 31, 2025.

Business Outlook

For the second quarter of 2026, So-Young expects aesthetic treatment services revenues to be between RMB307.0 million (US$44.5 million) and RMB317.0 million (US$46.0 million), representing an 112.6% to 119.5% increase from the same period in 2025. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, as well as customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP loss from operations and non-GAAP net loss attributable to So-Young International Inc. by excluding share-based compensation expenses and impairment of long-lived assets from loss from operations, and excluding share-based compensation expenses, impairment of long-lived assets, and tax effects on non-GAAP adjustments from net loss attributable to So-Young International Inc., respectively.

The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses (i) that are not expected to result in cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses and the impairment of long-lived assets are non-recurring in nature. All these are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses, impairment of long-lived assets, and tax effects on non-GAAP adjustments in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young’s management will hold an earnings conference call on Friday, May 22, 2026, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
China：	4001-201203
US:	+1-888-346-8982
Hong Kong:	+852-800-905945
Passcode:	So Young

A telephone replay will be available two hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, May 29, 2026. The dial-in details are:

International:	+1-412-317-0088
US:	+1-855-669-9658
Passcode:	5918252

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the leading aesthetic treatment platform in China connecting consumers with online services and offline treatments. The Company provides access to aesthetic treatments through its online platform and branded aesthetic centers, offering curated treatment information, facilitating online reservations, delivering high-quality treatments, and developing, producing and distributing optoelectronic medical equipment and injectable products. With its strong brand recognition, digital reach, affordable treatments and efficient supply chain, So-Young is well-positioned to serve its audience over the long term and grow along the medical aesthetic value chain.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Mona Qiao

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

Ms. Joanna Quan

Phone: +86-10-5900-1548

E-mail: sy@christensencomms.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	March 31,	March 31,
	2025	2026	2026
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	418,213	386,813	56,076
Restricted cash and term deposits	64,683	82,512	11,962
Trade receivables	51,532	43,417	6,294
Inventories	233,389	262,555	38,062
Receivables from online payment platforms	16,296	17,174	2,490
Amounts due from related parties	774	1,687	245
Term deposits and short-term investments	453,472	410,649	59,532
Prepayment and other current assets	246,237	283,832	41,147
Total current assets	1,484,596	1,488,639	215,808
Non-current assets:
Long-term investments	274,753	274,180	39,748
Intangible assets	144,097	139,815	20,269
Goodwill	684	684	99
Property and equipment, net	293,560	307,370	44,559
Deferred tax assets	69,313	69,363	10,056
Operating lease right-of-use assets	251,635	253,238	36,712
Other non-current assets	130,998	131,527	19,067
Total non-current assets	1,165,040	1,176,177	170,510
Total assets	2,649,636	2,664,816	386,318

Liabilities
Current liabilities:
Short-term borrowings	39,814	119,746	17,360
Taxes payable	43,461	36,606	5,307
Contract liabilities	65,948	64,564	9,360
Salary and welfare payables	130,170	106,727	15,472
Amounts due to related parties	618	552	80
Accrued expenses and other current liabilities	427,507	453,930	65,805
Operating lease liabilities-current	76,536	78,374	11,362
Total current liabilities	784,054	860,499	124,746
Non-current liabilities:
Operating lease liabilities-non current	183,364	182,302	26,428
Deferred tax liabilities	10,615	9,266	1,343
Other non-current liabilities	2,783	3,925	569
Total non-current liabilities	196,762	195,493	28,340
Total liabilities	980,816	1,055,992	153,086

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

Shareholders’ equity:
Treasury stock	(391,944)	(391,944)	(56,820)
Class A ordinary shares (US$0.0005 par value; 750,000,000 shares authorized as of December 31, 2025 and March 31, 2026; 79,016,808 and 65,089,482 shares issued and outstanding as of December 31, 2025, 79,142,997 and 65,215,671 shares issued and outstanding as of March 31, 2026, respectively)	257	257	37
Class B ordinary shares (US$0.0005 par value; 20,000,000 shares authorized as of December 31, 2025 and March 31, 2026; 12,000,000 shares issued and outstanding as of December 31, 2025 and March 31, 2026)	37	37	5
Additional paid-in capital	3,059,764	3,062,378	443,952
Statutory reserves	46,448	46,448	6,734
Accumulated deficit	(1,174,587)	(1,223,763)	(177,408)
Accumulated other comprehensive income	13,340	935	136
Total So-Young International Inc. shareholders’ equity	1,553,315	1,494,348	216,636
Non-controlling interests	115,505	114,476	16,596
Total shareholders’ equity	1,668,820	1,608,824	233,232
Total liabilities and shareholders’ equity	2,649,636	2,664,816	386,318

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	US$
Revenues:
Aesthetic treatment services	98,827	248,076	282,432	40,944
Information and reservation services	121,625	125,675	80,311	11,643
Sales of medical products and maintenance services	55,590	69,257	57,141	8,284
Other services	21,228	17,714	12,891	1,869
Total revenues	297,270	460,722	432,775	62,740
Cost of revenues:
Cost of aesthetic treatment services	(80,264)	(189,017)	(205,758)	(29,829)
Cost of information and reservation services	(23,297)	(10,071)	(6,401)	(928)
Cost of medical products sold and maintenance services	(30,425)	(41,595)	(30,403)	(4,408)
Cost of other services	(17,429)	(15,265)	(8,436)	(1,223)
Total cost of revenues	(151,415)	(255,948)	(250,998)	(36,388)
Gross profit	145,855	204,774	181,777	26,352
Operating expenses:
Sales and marketing expenses	(97,876)	(168,678)	(130,826)	(18,966)
General and administrative expenses	(59,284)	(101,893)	(84,504)	(12,251)
Research and development expenses	(32,109)	(37,436)	(24,339)	(3,528)
Impairment of long-lived assets	—	(19,710)	—	—
Total operating expenses	(189,269)	(327,717)	(239,669)	(34,745)
Loss from operations	(43,414)	(122,943)	(57,892)	(8,393)
Other income/(expenses):
Investment (loss)/income, net	(785)	773	206	30
Interest income, net	7,025	3,453	3,734	541
Exchange gains	25	2,929	4,910	712
Share of losses of equity method investee	(2,442)	(616)	(187)	(27)
Others, net	4,834	1,670	(1,729)	(252)
Loss before tax	(34,757)	(114,734)	(50,958)	(7,389)
Income tax benefits	1,605	619	753	109
Net loss	(33,152)	(114,115)	(50,205)	(7,280)
Net loss attributable to noncontrolling interests	14	5,266	1,029	149
Net loss attributable to So-Young International Inc.	(33,138)	(108,849)	(49,176)	(7,131)

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	US$
Net loss per ordinary share
Net loss per ordinary share attributable to ordinary shareholder - basic	(0.42)	(1.40)	(0.63)	(0.09)
Net loss per ordinary share attributable to ordinary shareholder - diluted	(0.42)	(1.40)	(0.63)	(0.09)
Net loss per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	(0.32)	(1.08)	(0.48)	(0.07)
Net loss per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	(0.32)	(1.08)	(0.48)	(0.07)
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	78,562,865	77,593,230	77,671,152	77,671,152
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	78,562,865	77,593,230	77,671,152	77,671,152

Share-based compensation expenses included in:
Cost of revenues	(30)	4	(3)	(0)
Sales and marketing expenses	(130)	30	(87)	(13)
General and administrative expenses	(1,404)	771	(2,480)	(360)
Research and development expenses	(93)	66	(35)	(5)

*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.
Reconciliation of GAAP and Non-GAAP Results
(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	US$
GAAP loss from operations	(43,414)	(122,943)	(57,892)	(8,393)
Add back: Share-based compensation expenses	1,657	(871)	2,605	378
Add back: Impairment of long-lived assets	—	19,710	—	—
Non-GAAP loss from operations	(41,757)	(104,104)	(55,287)	(8,015)

GAAP net loss attributable to So-Young International Inc.	(33,138)	(108,849)	(49,176)	(7,131)
Add back: Share-based compensation expenses	1,657	(871)	2,605	378
Add back: Impairment of long-lived assets attributable to So-Young International Inc.	—	18,782	—	—
Reversal: Tax effects on non-GAAP adjustments (1)	—	(2,483)	—	—
Non-GAAP net loss attributable to So-Young International Inc.	(31,481)	(93,421)	(46,571)	(6,753)

(1) To adjust the income tax effects of non-GAAP adjustments, which is primarily related to impairment of long-lived assets. Other non-GAAP adjustment items have no tax effect, because full valuation allowances were provided for related deferred tax assets as it is more-likely-than-not they will not be realized.